Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2018

Friedberg, Germany, March 28, 2019 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2018.

Highlights

•	Total revenues for the full year increased 12.2% to kEUR 26,009 from kEUR 23,178
•	Total revenues for the fourth quarter increased 40.4% to kEUR 8,574 from kEUR 6,108
•	Systems revenues for the fourth quarter increased 66.8% to kEUR 5,246 from kEUR 3,146
•	Services revenues for the fourth quarter increased 12.4% to kEUR 3,328 from kEUR 2,962
•	Total gross profit for the fourth quarter increased to kEUR 2,851 from kEUR 2,604
•	Total gross profit margin for the fourth quarter decreased from 42.6% to 33.3%
•	Revenue for the first quarter ended March 31, 2019 expected to be between kEUR 5,000 and kEUR 5,500

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We had a very strong fourth quarter both financially and strategically, implementing several long-term drivers. Our business continues to perform well, reaching 40% year-over-year growth during the fourth quarter. We had significant new customer wins both domestically and internationally. In fact, we have sold more printers this quarter than in any quarter before. We are thrilled with our momentum through the launch of VJET X and remain on the offense, identifying and attacking opportunities to elevate our game, build on our momentum with new product launches and ensure that we deliver sustainable, profitable, capital-efficient growth over the long term.”

Fourth Quarter 2018 Results

Revenues for the fourth quarter of 2018 increased by 40.4% to kEUR 8,574 compared to kEUR 6,108 in the fourth quarter of 2017.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 66.8% to kEUR 5,246 in the fourth quarter of 2018 from kEUR 3,146 in last year’s fourth quarter. The Company delivered ten new and two used and refurbished 3D printers in the fourth quarter of 2018, compared to one new and three used and refurbished 3D printers delivered in last year’s fourth quarter. The increase in revenue was mainly due to the higher number of printer sales. Systems revenues also include all revenues from consumables, spare parts and maintenance. Those systems-related revenues recorded a slight increase in the fourth quarter of 2018 compared to last year’s same period. Systems revenues represented 61.2% of total revenues in the fourth quarter of 2018 compared to 51.5% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 12.4%, to kEUR 3,328 in the fourth quarter of 2018 from kEUR 2,962 in the comparative period of 2017.  This was mainly due to higher revenue contribution from our German Service center. Our subsidiaries, voxeljet UK Ltd. (“voxeljet UK”), voxeljet America Inc. (“voxeljet America”) and voxeljet China Co. Ltd (“voxeljet China”), also recorded slightly higher revenues in this segment in the fourth quarter of 2018 compared to last year’s same period.

Cost of sales was kEUR 5,723 for the fourth quarter of 2018 compared to kEUR 3,504 for the fourth quarter of 2017.

Gross profit was kEUR 2,851 in the fourth quarter of 2018 compared to kEUR 2,604 in the fourth quarter of 2017.

Gross profit for our Systems segment increased to kEUR 1,657 in the fourth quarter of 2018 from kEUR 1,329 in the fourth quarter of 2017,  mainly due to the increase in revenues. The gross profit margin for this segment decreased to 31.6% in the fourth quarter of 2018 compared to 42.2% in the fourth quarter of 2017.  This decrease primarily related to the product mix of printers sold in the fourth quarter of 2018. We sold printers of smaller platforms, which usually generate lower gross profit margins compared to our larger platforms. Gross profit and gross profit margin related to consumables, spare parts and maintenance slightly improved quarter over quarter.

Gross profit for our Services segment decreased to kEUR 1,194 in the fourth quarter of 2018 from kEUR 1,275 in the fourth quarter of 2017. This was mainly due to the weaker gross profit contribution from our subsidiary voxeljet America, partially offset by higher gross profit contribution from our German service center. The gross profit margin for this segment decreased to 35.9% in the fourth quarter of 2018 from 43.0% in the fourth quarter of 2017.  This decrease is mainly due to our U.S. service center, where gross profit as well as gross profit margin decreased due to the replacement of several printheads in the fourth quarter of 2018. The German service center contributed higher gross profit margin due to higher revenues and a better utilization rate. Gross profit contribution from voxeljet UK remained almost unchanged.

Selling expenses were kEUR 1,948 for the fourth quarter of 2018 compared to kEUR 2,074 in the fourth quarter of 2017 and therefore were almost unchanged.

Administrative expenses were kEUR 1,469 for the fourth quarter of 2018 compared to kEUR 1,427 in the fourth quarter of 2017 and therefore were almost unchanged. In the fourth quarter of 2018, personnel expenses increased quarter over quarter. This was offset by lower consulting fees. In the fourth quarter of 2018, higher expenses for the preparation of several financing activities occurred.

Research and development (“R&D”) expenses slightly decreased to kEUR 1,563 in the fourth quarter of 2018 from kEUR 1,574 in the fourth quarter of 2017.  These expenses are usually driven by individual projects, especially through the consumption of material as well as the demand of external services and may differ on a quarter to quarter comparison.

Other operating expenses in the fourth quarter of 2018 were kEUR 139 compared to kEUR 239 in the prior year period. This was mainly related to lower losses from foreign currency transactions, which were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiary.

Other operating income was kEUR 261 for the fourth quarter of 2018 compared to kEUR 235 in the fourth quarter of 2017. The slight increase was mainly due to higher gains from foreign currency transactions, which were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiary.

Operating loss was kEUR 2,007 in the fourth quarter of 2018, compared to an operating loss of kEUR 2,475 in the comparative period in 2017. The improvement was mainly due to higher gross profit from the Systems segment, partially offset by lower gross profit from the Services segments. Operating expenses in the functions research and development, sales and marketing as well as administration remained almost unchanged.

Financial result was a positive of kEUR 1,711 in the fourth quarter of 2018, compared to a positive financial result of kEUR 253 in the comparative period in 2017. This was mainly due to finance income from the revaluation of the embedded derivative related to the Performance Participation Interest in connection with the first tranche of the loan received by the European Investment Bank.

Net loss for the fourth quarter of 2018 was kEUR 300 or EUR 0.06 per share, as compared to net loss of kEUR 2,222, or EUR 0.62 per share, in the fourth quarter of 2017.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.01 per ADS for the three months ended December 31, 2018, compared to EUR 0.12 per ADS from the comparative period of 2017.

Year Ended December 31, 2018 Results

Revenues for the year ended December 31, 2018 increased by 12.2% to kEUR 26,009 compared to kEUR 23,178 in the prior year period.

Systems revenues were kEUR 12,248 year ended December 31, 2018 compared to kEUR 11,534 in last year’s period. The Company sold fourteen new and five used and refurbished 3D printers during the year ended December 31, 2018 compared to ten new and five used and refurbished 3D printers in the prior year. The increase in Systems revenues was mainly due to the higher number of 3D printer sales. Revenues from system-related goods and services slightly increased for the year-ended December 31, 2018 compared to last year’s same period. Systems revenues represented 47.1% of total revenue for the year ended December 31, 2018 compared to 49.8% for the last year’s same period.

Services revenues were kEUR 13,761 for the year ended December 31, 2018 compared to kEUR 11,644 for the same period last year. This increase was mainly due to a higher revenue contribution from our subsidiary voxeljet America. The German operation and voxeljet UK also contributed higher revenues within this segment. The increase in revenue at our German service center is due to the robust economy in the European market. The growth in revenue at our American service center and British service center resulted from an increasing market penetration in the respective sales regions which is accompanied by a larger customer base.

Cost of sales for the year ended December 31, 2018 was kEUR 16,864,  which represents an increase of kEUR 3,011, or 22% compared to cost of sales amounting to kEUR 13,853 for the same period in 2017.

Gross profit and gross margin for the year ended December 31, 2018 were kEUR 9,145 and 35.2%, respectively, compared to kEUR 9,325 and 40.2%, respectively, in the prior year period.

Gross profit for our Systems segment decreased to kEUR 3,708 for the year ended December 31, 2018 from kEUR 4,258 in the same period of 2017. The gross profit margin for this segment decreased to 30.3% compared to 36.9% for the prior period. This was mainly due to lower gross profit and gross profit margin from 3D printer sales, which was influenced by a less favorable product mix of systems sold in 2018 than in 2017. Gross profit as well as gross profit margin from system related goods and services, including consumables, spare parts and maintenance, remained almost flat.

Gross profit for our Services segment increased to kEUR 5,437 for the year ended December 31, 2018 from kEUR 5,067 in the same period of 2017.  This was mainly due to higher revenues. The gross profit margin for this segment decreased to 39.5% for the year ended December 31, 2018 from 43.5% for the same period in 2017. This was mainly related to weaker gross profit contributions from the German service center, as well as the Chinese service center. Gross profit margin for Services decreased at the German service center due to several replacements of printheads for our 3D printers. This was partially offset by improved contributions from voxeljet America and voxeljet UK. The gross margins from these two service centers improved due to a higher utilization rate of their equipment related to an increased number of orders. The higher utilization at our U.S. subsidiary was mainly related to a volume contract which began in July 2018, with total revenue contribution exceeding kEUR 1,000.

Selling expenses were kEUR 7,332 for the year ended December 31, 2018 compared to kEUR 6,474 in the same period in 2017,  representing an increase of kEUR 858, or 13.3%. This was almost in line with the increase in revenues.

Administrative expenses increased by kEUR 458, or 8,9% to kEUR 5,587 for the year ended December 31, 2018 from kEUR 5,129 in the prior year period. This was mainly due to the significant increase in headcount resulting in higher personnel expenses resulting from higher headcount in order to meet our compliance requirements in connection with SOX.

Research and development expenses increased to kEUR 6,334 for the year ended December 31, 2018 from kEUR 5,528 in the same period in 2017, an increase of kEUR 806, or 14.6%.  This was mainly due to higher labor costs related to salary increases and higher headcount as well as higher consumption of materials to support existing and future research and development projects.

Other operating expenses for the year ended December 31, 2018 were kEUR 751 compared to kEUR 1,844 in the prior year period. This is mainly due to lower losses from foreign currency translations.  Foreign currency losses amounted to kEUR 511 for the year ended December 31, 2018, compared to kEUR 1,585 in the same period in 2017. The losses from foreign currency transactions were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiaries.

Other operating income was kEUR 1,297 for the year ended December 31, 2018 compared to kEUR 1,001 in the prior year period. The increase was mainly due to higher gains from foreign currency transactions of kEUR 794 in 2018 compared to kEUR 135 in 2017.

Operating loss was kEUR 9,562 for the year ended December 31, 2018, compared to an operating loss of kEUR 8,649 in the comparative period in 2017. This was mainly due to higher operating expenses related to sales and marketing, administration and research and development, while gross profit was almost flat.

Financial result was positive of kEUR 809 for the year ended December 31, 2018, compared to a positive financial result of kEUR 175 in the comparative period in 2018. This was mainly due to finance income from the revaluation of the embedded derivative related to the Performance Participation Interest in connection with the first tranche of the loan received by the European Investment Bank.

Net loss for the year ended December 31, 2018 was kEUR 8,764, or EUR 2.21 per share, as compared to net loss of kEUR 8,554, or EUR 2.30 per share in the prior year period.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.44 per ADS for the year ended December 31, 2018 compared to net loss of EUR 0.46 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2019 is projected to be in the range of kEUR 5,000 to kEUR 5,500. We expect to release our financial results for the first quarter of 2019 after the closing of the financial markets on or about Thursday, May 16, 2019 and we will host a conference call and webcast to review the results for the quarter on or about Friday, May 17, 2019 at 8:30 a.m. Eastern Time.

Financial guidance for the full year ended December 31, 2019.

-	Revenue is expected to be in the range of kEUR 27,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 12,000 to kEUR 12,500; R&D expenses expected to be between approximately kEUR 5,500 and kEUR 6,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA for the second half of the year ending December 31, 2019 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries, which are not determinable at this time.

-	Capital expenditures are projected to be in the range of kEUR 2,000 to kEUR 2,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2018 was kEUR 3,392, which represents six 3D printers. This compares to a backlog of kEUR 2,770 at December 31, 2017, representing four 3D printers. As production and delivery of our printers is generally characterized by lead times ranging from three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2018, we had cash and cash equivalents of kEUR 7,402 and held kEUR 12,905 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2018 on Friday, March 29, 2019 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2018 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13688141. The recording will be available for replay through April 5, 2019.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1234697&tp_key=da79266d3c at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1450 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2018.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ “projects”, ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2018	2017 (1) (2)
	(€ in thousands)
Current assets	37,936	37,494
Cash and cash equivalents	7,402	7,569
Financial assets	12,905	14,044
Trade receivables	6,030	5,093
Inventories	10,064	9,259
Income tax receivables	13	3
Other assets	1,522	1,526

Non-current assets	31,416	29,508
Financial assets	2,234	357
Intangible assets	1,420	1,111
Property, plant and equipment	27,675	27,949
Investments in joint venture	33	39
Other assets	54	52

Total assets	69,352	67,002

	Year Ended December 31,
	2018	2017 (1) (2)
	(€ in thousands)
Current liabilities	6,302	6,576
Deferred income	--	271
Trade payables	2,945	3,059
Contract liabilities	817	--
Financial liabilities	850	1,162
Other liabilities and provisions	1,690	2,084

Non-current liabilities	16,575	16,537
Deferred income	--	18
Deferred tax liabilities	76	66
Financial liabilities	16,321	16,413
Other liabilities and provisions	178	40

Equity	46,475	43,889
Subscribed capital	4,836	3,720
Capital reserves	86,803	76,227
Accumulated deficit	(46,400)	(37,509)
Accumulated other comprehensive income	1,201	1,380
Equity attributable to the owners of the company	46,440	43,818
Non-controlling interests	35	71

Total equity and liabilities	69,352	67,002

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Form 20-F filed with the SEC on March 28, 2019, Part III, Item 18. Financial Statements, Note 6 “Correction of errors”

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated.

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2018	2017 (1) (2)	2018	2017 (1) (2)
	(€ in thousands, except share and share data)
Revenues	8,574	6,108	26,009	23,178
Cost of sales	(5,723)	(3,504)	(16,864)	(13,853)
Gross profit	2,851	2,604	9,145	9,325
Selling expenses	(1,948)	(2,074)	(7,332)	(6,474)
Administrative expenses	(1,469)	(1,427)	(5,587)	(5,129)
Research and development expenses	(1,563)	(1,574)	(6,334)	(5,528)
Other operating expenses	(139)	(239)	(751)	(1,844)
Other operating income	261	235	1,297	1,001
Operating loss	(2,007)	(2,475)	(9,562)	(8,649)
Finance expense	(897)	(100)	(1,143)	(190)
Finance income	2,608	353	1,952	365
Financial result	1,711	253	809	175
Loss before income taxes	(296)	(2,222)	(8,753)	(8,474)
Income tax expense	(4)	(80)	(11)	(80)
Net loss	(300)	(2,222)	(8,764)	(8,554)
Other comprehensive income (loss)	(70)	108	(179)	505
Total comprehensive loss	(370)	(2,114)	(8,943)	(8,049)

Loss attributable to:
Owner of the Company	(289)	(2,300)	(8,728)	(8,538)
Non-controlling interests	(11)	(2)	(36)	(16)
	(300)	(2,460)	(8,764)	(8,554)

Total comprehensive loss attributable to:
Owner of the Company	(359)	(2,192)	(8,907)	(8,033)
Non-controlling interests	(11)	(2)	(36)	(16)
	(370)	(2,194)	(8,943)	(8,049)

Weighted average number of ordinary shares outstanding	4,595,348	3,720,000	3,940,636	3,720,000
Loss per share - basic/ diluted (EUR)	(0.063)	(0.62)	(2.21)	(2.30)

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Form 20-F filed with the SEC on March 28, 2019, Part III, Item 18. Financial Statements, Note 6 “Correction of errors”

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated.

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017 (1) (2)
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(8,764)	(8,554)
Depreciation and amortization	3,506	3,163
Foreign currency exchange differences on loans to subsidiaries	(340)	1,056
Share-based compensation expense	604	386
Impairment losses on trade receivables	227	237
Non-cash interest expense on long-term debt	781	17
Change in fair value of derivative equity forward	(1,877)	(352)
Change in inventory allowance	(417)	(515)
Other	68	105

Change in working capital	(1,502)	(2,373)
Trade and other receivables, inventories and current assets	(1,556)	(2,697)
Trade payables	(310)	629
Other liabilities and provisions and deferred income	375	(310)
Income tax payable/receivables	(11)	5
Total	(7,714)	(6,830)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(3,812)	(3,626)
Proceeds from disposal of financial assets	10,475	4,077
Payments to acquire financial assets	(8,690)	(5,542)
Oher	--	156
Total	(2,027)	(4,935)

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	(58)	(167)
Repayment of sale and leaseback obligation	(324)	(383)
Repayment of finance lease obligation	(37)	(51)
Repayment of long-term debt	(2,764)	(732)
Proceeds from issuance of long-term debt	1,639	12,612
Proceeds from issuance of shares	11,088	--
Total	9,544	11,279

Net increase (decrease) in cash and cash equivalents	(197)	(486)

Cash and cash equivalents at beginning of period	7,569	7,849
Changes to cash and equivalents due to foreign exchanges rates	30	206
Cash and cash equivalents at end of period	7,402	7,569

Supplemental Cash Flow Information
Interest paid	231	210
Interest received	42	16
Income taxes paid	--	--

Property, plant and equipment added under finance lease	--	123

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Form 20-F filed with the SEC on March 28, 2019, Part III, Item 18. Financial Statements, Note 6 “Correction of errors”

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated.

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2018	2017 (1)	2018	2017 (1) (2)
	(€ in thousands, except gross profit margin)
Revenues
Systems	5,246	3,146	12,248	11,534
Services	3,328	2,962	13,761	11,644
Total revenues	8,574	6,108	26,009	23,178

Cost of sales
Systems	(3,589)	(1,817)	(8,540)	(7,276)
Services	(2,134)	(1,687)	(8,324)	(6,577)
Total cost of sales	(5,723)	(3,504)	(16,864)	(13,853)

Gross profit
Systems	1,657	1,329	3,708	4,258
Services	1,194	1,275	5,437	5,067
Total gross profit	2,851	2,604	9,145	9,325

Gross profit margin (%)
Systems	31.6%	42.2%	30.3%	36.9%
Services	35.9%	43.0%	39.5%	43.5%
Total gross profit margin (%)	33.3%	42.6%	35.2%	40.2%

(1) Comparative figures for the year ended December 31, 2017 were restated for immaterial errors. For further information, see Form 20-F filed with the SEC on March 28, 2019, Part III, Item 18. Financial Statements, Note 6 “Correction of errors”

(2) voxeljet AG has initially applied IFRS 15 and IFRS 9 as of January 1, 2018. Under the transition methods chosen, comparative information has not been restated.